Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 23, 2021

VIA EDGAR

Ms. Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alignment Healthcare, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 18, 2021
File No. 333-253824

Dear Ms. Bednarowski:

On behalf of Alignment Healthcare, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 2 (“Amendment No. 2”) to the publicly filed Registration Statement on Form S-1 of the Company (as amended, the “Registration Statement”), together with exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on March 18, 2021.

Amendment No. 2 reflects changes made in response to the comment received in a letter from the Staff of the Commission (the “Staff”), dated March 22, 2021 (the “Comment Letter”), and certain other updates. Set forth below is the Company’s response to the Staff’s comment.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please include a summary here of the Stockholders Agreement with General Atlantic and Warburg Pincus, and disclose here the percentage of beneficial ownership each will hold following the completion of your offering.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 16 of Amendment No. 2.

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If you have any questions regarding Amendment No. 2 or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3434.

Sincerely,

/s/ Christopher J. Cummings
Christopher J. Cummings

cc:	Rolf Sundwall
Sharon Blume
Justin Dobbie
Securities and Exchange Commission

John Kao
Thomas Freeman
Michael Foster
Alignment Healthcare, Inc.

Khurram Siddiqui
Deloitte & Touche LLP

Byron B. Rooney
Pedro J. Bermeo
Davis Polk & Wardwell LLP

Christian Kurtz
Paul, Weiss, Rifkind, Wharton & Garrison LLP